FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated October 25, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-131369 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the third quarter of 2011.

2.  Reconciliation of Adjusted Operating Profit (Core Earnings) to Operating Profit (attached as Exhibit 99.1 herto).

3.  Table of unaudited consolidated capitalization of the Registrant at September 30, 2011 (attached as Exhibit 99.2 herto).

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 26, 2011

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

3

SEK 2011

Interim Report No.3

First nine months of 2011

•                  Operating profit (IFRS) for the first nine months of 2011 amounted to Skr 1,210.2 million (9M10: Skr 971.7 million)

•                  Adjusted operating profit (Core Earnings, i.e. results excluding unrealized changes in value) for the first nine months of 2011 amounted to Skr 1,107.7 million (9M10: Skr 1,048.6 million)

•                  New lending, directly to Swedish exporters and to their customers amounted to Skr 34.2 billion during the first nine months of 2011 (9M10: Skr 39.1 billion)

•                  After-tax return on equity amounted to 9.8 percent for the first nine months of 2011 (9M10: 7.2 percent).

•                  Primary capital adequacy ratio amounted to 22.6 percent at the end of the first nine months of 2011 (Year-end 2010: 22.4 percent)

•                  The outstanding volume of offers for loans at the end of the first nine months of 2011 amounted to Skr 60.3 billion (Year-end 2010: Skr 86.6 billion)

Third quarter of 2011

•                  Operating profit (IFRS) for the third quarter of 2011 amounted to Skr 253.3 million (3Q10: Skr 456.7 million)

•                  Adjusted operating profit (Core Earnings, i.e. results excluding unrealized changes in value) for the third quarter of 2011 amounted to Skr 309.9 million (3Q10: Skr 441.0 million)

•                  After-tax return on equity amounted to 5.8 percent for the third quarter of 2011 (3M10: 10.4 percent).

2011

For the period

01/01/11 — 30/09/11

Download the report at www.sek.se

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on October 24, 2011.

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2010, is available at www.sek.se

SEK has established the following expected dates for publishing economic information for the financial year 2011:

January 30, 2012	Year-end report for 2011

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions on a commercial basis to the Swedish export economy. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

Amounts (other than %) in mn	Jul-Sep, 2011 Skr	Apr-Jun, 2011 Skr	Jul-Sep, 2010 Skr	Jan-Sep, 2011 Skr	Jan-Sep, 2010 Skr	Jan-Dec, 2010 Skr
Results
Net interest revenues	462.2	442.9	489.6	1,340.6	1,391.4	1,898.5
Operating profit	253.3	498.9	456.7	1,210.2	971.7	3,939.7
Net profit	177.1	405.2	334.6	916.6	709.9	2,891.7
Pre-tax return on equity (1)	8.3%	16.1%	14.1%	13.0%	9.8%	30.2%
After-tax return on equity (1)	5.8%	13.1%	10.4%	9.8%	7.2%	22.2%

Adjusted operating profit (Core Earnings) (2)	309.9	463.9	441.0	1,107.7	1,048.6	4,114.7
Pre-tax return on equity (Core Earnings) (1)	10.1%	15.0%	15.4%	11.9%	11.9%	35.7%
After-tax return on equity (Core Earnings) (1)	7.1%	12.2%	11.4%	9.0%	8.8%	26.3%

Operating profit exluding profit from sale of Swedbank shares
Operating profit	253.3	498.9	456.7	1,210.2	971.7	1,374.7
Pre-tax return on equity (1)	8.3%	16.1%	14.1%	13.0%	9.8%	10.6%
After-tax return on equity (1)	5.8%	13.1%	10.4%	9.8%	7.2%	7.7%

Adjusted operating profit (Core Earnings) (2)	309.9	463.9	441.0	1,107.7	1,048.6	1,549.7
Pre-tax return on equity (Core Earnings) (1)	10.1%	15.0%	15.4%	11.9%	11.9%	13.5%
After-tax return on equity (Core Earnings) (1)	7.1%	12.2%	11.4%	9.0%	8.8%	9.9%

Customer financing
New customer financing (3)	8,611	19,607	10,850	34,154	39,084	48,749
of which direct customer financing	3,749	8,728	7,893	13,881	21,747	24,388
of which end customer financing	4,862	10,879	2,957	20,273	17,337	24,361
Loans, outstanding and undisbursed (3), (4)	213,924	209,385	222,248	213,924	222,248	217,862
Volume of offers of lending	60,320	77,450	67,671	60,320	67,671	86,623

Borrowing
New long-term borrowings (5)	18,933	9,582	13,426	45,179	59,048	76,644
Outstanding senior debt	291,047	275,461	291,769	291,047	291,769	300,671
Outstanding subordinated debt	3,218	2,449	2,933	3,218	2,933	2,590

Total assets	341,240	317,040	342,195	341,240	342,195	339,688

Capital
Primary capital adequacy ratio, including Basel I-based additional requirements (6)	22.6%	22.4%	19.4%	22.6%	19.4%	22.4%
Capital adequacy ratio, including Basel I-based additional requirements (6)	22.6%	22.4%	20.1%	22.6%	20.1%	22.4%
Capital adequacy ratio, excluding Basel I-based additional requirements (7)	23.2%	23.4%	21.1%	23.2%	21.1%	22.4%

The footnote markers in the above table refer to the Supplemental Information to the financial statements contained herein.

Interim Report January-September 2011

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts refer to those as at September 30, 2011 and December 31, 2010, and in matters concerning flows, the nine-month period or the three-month period ended on September 30, 2011. Amounts within parentheses refer to the same date (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

AB Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Statement by the President

We are prepared for high demand from the export industry

Economic conditions in many of the world’s markets have deteriorated significantly over the recent period and there is little sign of improvement. The liquidity in the capital market is declining, which will in turn make it more difficult for companies to obtain funding. At the same time, the new Basel III-based capital rules are now being introduced, which could reduce banks’ ability and willingness to offer companies financing with long maturities.

SEK is prepared for the possibility that Swedish exporters’ demand for long term financing could increase significantly. Despite the turbulence and uncertainty in our operating environment, SEK has secure access to the key capital markets. We have a well-balanced liquidity buffer, which allows us to act even if opportunities to borrow become more difficult. In a situation where access to financing could deteriorate, cooperation with banks is even more important so that Swedish exporters can be offered competitive long-term financing.

SEK’s profitability remains good and its operating profit (IFRS) for the first nine months of 2011 amounted to Skr 1,210.2 million, which is an increase of Skr 238.5 million on the same period in 2010. Adjusted operating profit amounted to Skr 1,107.7 million, compared with Skr 1,048.6 million for the corresponding period in 2010.

Long term financing — a competitive advantage for the Swedish export industry

SEK has continued to play an important role as a provider of long-term financing for the Swedish export industry. New lending for the first nine months of the year amounted to Skr 34.2 billion and was provided with longer maturities than previously.

An offer from SEK provides an important reassurance and a competitive advantage for exporters in negotiations on important export deals. The total volume of outstanding offers of credit was Skr 60.3 billion at the end of the period, which indicates high activity among Swedish exporters.

Swedish exporters are relatively well-funded and SEK’s new lending to Swedish exporters and their customers amounted to Skr 34.2 billion during the period. This is a decrease of Skr 4.9 billion from the corresponding period in 2010. The transactions that SEK helped to finance during the period are generally larger and have longer maturities than previously. SEK’s main offerings of direct lending and end-customer financing accounted for 41 percent and 59 percent respectively, of total new lending.

During the third quarter SEK has contributed financing to companies such as NCC, SKF, Höganäs, Husqvarna, Envac and new customer Cargotec’s Swedish operations. SEK’s ability to offer customers financing in a range of local currencies is a key benefit for Swedish exporters. During the third quarter SEK assisted Scania with financing in Chilean pesos and Volvo with financing in Turkish lira.

The Swedish healthcare company Elekta is a world leader in clinical solutions for image-guided radiation therapy and stereotactic radiotherapy. With the help of end-customer financing from SEK, Elekta has competed successfully on the rapidly expanding Brazilian market and has gained a market-leading position.

Cooperation with banks remains vital, especially in order to share risks and benefit from one another’s skills and resources to create the greatest possible advantage for Swedish exporters.

New customer financing

(Skr billion)

	Jan-Sep, 2011		Jan-Sep, 2010		Jan-Dec, 2010
Customer financing of which:
- Direct customer financing	13.9		21.8		24.4
- End customer financing	20.3	(1)	17.3	(1)	24.3
Total	34.2		39.1		48.7

(1) Of which Skr 14.0 billion (9M10: Skr 17.3 billion) has not yet been disbursed.

New customer financing by sector

(excluding syndicated customer transactions)

New customer financing

(Skr billion)

Reliable funding and no refinancing risk

Despite turbulent market conditions, SEK’s new borrowing was issued successfully during the first nine months of 2011. During the period SEK borrowed approximately Skr 45.2 billion and successfully issued a global benchmark bond for USD 1 billion in July.

SEK assumes no refinancing risk and instead largely applies matching between borrowing and lending. This means that the longer maturities that have characterized new lending during the period are also reflected in longer maturities for new borrowing.

SEK’s new borrowing amounted to Skr 45.2 billion for the first nine months of the year. This was a decrease of approximately Skr 13.8 billion from the year-earlier period, which was primarily due to a decision to reduce the company’s liquidity. SEK has, even after the reduction, a liquidity buffer offering preparedness for deteriorating opportunities to borrow. Repurchase of own debt amounted to Skr 8.0 billion (Year-end 2010: Skr 7.5 billion) and early redemption on own debt amounted to Skr 21.6 billion (Year-end 2010: Skr 14.6 billion) for the first nine months of 2011.

The US market remained SEK’s largest funding market, which is due in part to new borrowing taking place with slightly longer maturities. This market accounted for 45 percent of SEK’s total new borrowing during the period. The Japanese market, which has traditionally been a very important funding market for SEK, accounted for 27 percent of total new borrowing.

In July SEK issued a USD 1 billion global benchmark bond. This issue, which was well received and subscribed to by investors around the world, was undertaken in cooperation with Barclays, Bank of America Merrill Lynch and Morgan Stanley.

In the third quarter SEK received international recognition for its professional funding operations when the company was awarded two prizes at trade organization mtn-i’s Asia Pacific Awards.

New borrowing
Long-term borrowing (Skr billion)

Markets, first nine months of 2011

Products, first nine months of 2011

Comments to the consolidated financial accounts

Consolidated statements of comprehensive income and performance measurement

SEK discloses both operating profit (calculated in accordance with IFRS) and an adjusted measure of operating profit (that we refer to as our “adjusted operating profit” or “Core Earnings”). Adjusted operating profit (Core Earnings) excludes from operating profit changes in fair value of certain financial instruments, which are recognized for IFRS purposes.

Adjusted operating profit is a supplementary metric to operating profit (IFRS). Operating profit (IFRS) values certain financial instruments at fair value even when SEK has the intention and the ability to hold them to maturity. Adjusted operating profit does not reflect these mark-to-market valuation effects.

Performance measurement and return on equity

	Jul-Sep,	Apr-Jun,	Jul-Sep,	Jan-Sep,	Jan-Sep,	Jan-Dec,
Skr mn	2011	2011	2010	2011	2010	2010
Operating profit	253.3	498.9	456.7	1,210.2	971.7	3,939.7
Elimination for change in market valuation according to IFRS (Note 2)	56.6	-35.0	-15.7	-102.5	76.9	175.0
Adjusted operating profit (Core Earnings)	309.9	463.9	441.0	1,107.7	1,048.6	4,114.7
After-tax return on equity (Operating profit)	5.8%	13.1%	10.4%	9.8%	7.2%	22.2%
After-tax return on equity (Core Earnings)	7.1%	12.2%	11.4%	9.0%	8.8%	26.3%

January - September 2011

Operating profit (IFRS)

Operating profit (IFRS) for the first nine months of 2011 amounted to Skr 1,210.2 million (9M10: Skr 971.7 million), an increase of 25 percent compared to the same period of 2010. The positive change was mainly attributable to an increase in net result from financial transactions, including unrealized fair-value changes and realized profit from the disposal of the subsidiary whose only asset was the former office building of SEK. This increase was offset mainly by an increase in the credit loss reserve attributable to unspecified counterparties as well as a decrease in net interest revenues due to a lower average volume in interest bearing assets, which was partly offset by higher margins.

Net interest revenues

Net interest revenues for the first nine months of 2011 amounted to Skr 1,340.6 million (9M10: Skr 1,391.4 million), a decrease by 4 percent compared to the same period of 2010. The decrease in the net interest revenues was due to a decrease in the average size of volumes of interest bearing assets which to some extent is offset by an increase in margins.

The average margin on debt-financed assets was 0.51 percent per annum (9M10: 0.47 percent), an increase of 9 percent compared to the same period of 2010. The increase in margin was mainly due to lower interest costs compared to the same period last year when the costs related to the state´s stability fund were higher.

The average amount of debt-financed assets amounted to 269.6 billion (9M10: Skr 315.2 billion) during the period, a decrease of 14 percent compared to the same period of 2010. The majority of the decrease is related to the average volume of the liquidity portfolio which decreased compared to the same period last year due to SEK’s revised liquidity policy. The average size of the loan portfolio decreased compared to the same period previous year due to the fact that new lending did not completely compensate for repayment on loans and early redemption.

Net results of financial transactions

The net result of financial transactions for the first nine months of 2011 amounted to Skr 232.2 million (9M10: Skr -101.1 million). The change in net results of financial transactions was mainly due to a reclassification of contingent assets related to Lehman Brothers that was effectuated in June and revaluated during the third quarter. SEK believes that a part of the previously reported contingent assets related to the Lehman Brothers’ group is now considered as virtually certain to have a positive fair value; therefore the asset has been reported in the statement of financial position. The related changes in fair value have been reported in operating profit as an unrealized change in fair value. See Note 11 for further information. The positive change in fair value was offset by unrealized changes in value related to SEK’s subordinated debt, which originated due to declining long-term interest rates in USD which increases reported debt and thereby has affected the result negatively. The negative change in fair value during the same period 2010 was mainly due to changes in fair value on long-term borrowing.

Further the change in the net result from financial transactions compared with the same period in the previous year was due to a positive realized net result from financial transactions for the first nine months of 2011, amounting to Skr 116.5 million (9M10: Skr -25.6 million). The increase in earnings compared with the same period in the previous year is mainly attributable to that during the same period in the previous year, a realized loss from the sale of securities holdings in the liquidity portfolio was reported.

Other operating income

Other operating income amounted to Skr 107.7 million (9M10: 0.0) and consisted mainly of realized profit from the disposal of shares in subsidiaries. On April 13, 2011, the Parent Company in the Consolidated Group sold all the shares in the wholly-owned subsidiary AB SEKTIONEN to a company in the LMK Industri AB Group. AB SEKTIONEN’s main asset was its building, which served as SEK’s headquarters up to December 17, 2010, when SEK moved its headquarters to new, rented, premises. AB SEKTIONEN’s operating business before the sale was to rent its building to the Parent Company.

Personnel expenses and other expenses

Personnel expenses totaled Skr 207.2 million (9M10: Skr 180.7 million) and other expenses totaled Skr 142.5 million (9M10: Skr 136.5 million). The increase in personnel expenses is due to the fact that an accrual has been made for the estimated cost of the general personnel incentive system of Skr 26.7 million (9M10: 0.0). In the previous year there were no incentive outcomes. The outcome of the general personnel incentive system is based on the adjusted operating profit (Core Earnings), and may not exceed two months’ salary. Executive Directors are not covered by the system. The increase in other expenses is mainly due to an increase of the costs on premises.

Net credit losses

Net credit losses for the first nine months of 2011 amounted to Skr 101.5 million, compared to the recovery of net credit losses amounting to Skr 9.7 million for the first nine months of 2010. During the first nine months an additional provision of Skr 100.0 million has been made to the reserve for unspecified counterparties, while, by contrast, the same period last year the reserve decreased by Skr 35.0 million. The increase in the reserve resulted from the higher inherent credit risk in SEK’s portfolio as a whole due to uncertainties in the European financial markets and related adverse economic conditions.

Changes in fair value in other comprehensive income

Changes in fair value, not reported in net profit but in other comprehensive income, amounted to Skr 383.7 million for the first nine months of 2011 (9M10: Skr 951.4 million). Skr 0.9 million (9M10: Skr 930.1 million) was attributable to the change in value on available-for-sale securities and Skr 382.8 million (9M10: Skr 21.3 million) was attributable the change in value of derivatives used in cash-flow hedges. The decrease in positive changes in the fair value of available-for-sale securities compared to the previous year was mainly due to an unrealized positive change of value in the shares in Swedbank included in the corresponding period. The positive change in value related to cash-flow hedges during the first nine months of 2011 was due to declining Swedish interest rates for maturities over one year. After tax deductions amounted to Skr 100.9 million (9M10: Skr 250.3 million), while other comprehensive income amounted to Skr 282.8 million (9M10: Skr 701.1 million).

Third quarter of 2011

Operating profit (IFRS)

Operating profit (IFRS) for the third quarter of 2011 amounted to Skr 253.3 million (3Q10: Skr 456.7 million), a decrease of 45 percent compared to the same period of 2010. The decrease is mainly attributable to a decrease in net results from financial transactions, and an increase in the credit loss reserve attributable to unspecified counterparties.

Net interest revenues

Net interest revenues for the third quarter of 2011 amounted to Skr 462.2 million (3Q10: Skr 489.6 million), a decrease of 6 percent compared to the same period of 2010. The decrease of the net interest revenues was due to lower average volumes of interest bearing assets, although they were offset by an increased margin.

The average amount of debt-financed assets for the third quarter of 2011amounted to Skr 287.6 billion (3Q10: Skr 314.4 billion) during the period, a decrease of 9 percent compared to the same period of 2010. The main reason for the decrease was the reduction in the liquidity portfolio, but the average loan volume has also decreased.

Net results of financial transactions

The net result of financial transactions for the third quarter of 2011 was Skr -35.5 million (3Q10: Skr 56.4 million). This negative change when comparing year-over-year performance was mainly due to a negative unrealized change in fair value from the revaluation of some financial assets and liabilities at fair value amounting to Skr -56.6 million. The corresponding item for 2010 consisted of a positive unrealized change amounting to Skr 15.7 million. The negative change in fair value of the third quarter of 2011 was related to unrealized changes in value related to SEK’s subordinated debt, which originated due to declining long-term interest rates in USD which increases reported debt and thereby has affected the result negatively. This was partially offset by an increase in fair value due to a revaluation of the financial asset related to Lehman Brothers which was recorded in the statement of financial positions in the second quarter of 2011.

Personnel expenses and other expenses

Personnel expenses for the third quarter of 2011 totaled Skr 62.6 million (3Q10: Skr 54.4 million) and other expenses totaled Skr 45.4 million (3Q10: Skr 32.1 million). The increase in personnel expenses during the period was due to the fact that an accrual has been made for the estimated cost for the general personnel incentive system of Skr 8.9 million (3Q10: 0.0). The increase in other expenses is mainly related to an increase of the costs on premises.

Net credit losses

Net credit losses for the third quarter of 2011 amounted to Skr 54.5 million, compared to recovery of net credit losses amounting to Skr 0.2 million for the third quarter 2010. During the third quarter an additional provision of Skr 50.0 million has been made to the reserve for unspecified counterparties, while, by contrast, during the same period last year the reserve remained unchanged. The increase in the reserve resulted from the higher inherent credit risk in SEK’s portfolio as a whole due to uncertainties in the European financial markets and related adverse economic conditions.

Changes in fair value in other comprehensive income

Changes in fair value not reported in net profit but in other comprehensive income amounted to Skr 364.0 million in the third quarter of 2011 (3Q10: Skr 805.9 million), of which Skr -12.7 million (3Q10: Skr 836.7 million) was attributable to available-for-sale securities and Skr 376.7 million (3Q10: Skr -30.8 million) was attributable to derivatives in cash-flow hedges. After tax deduction amounting to Skr 95.7 million (3Q10: Skr 212.0 million), other comprehensive income amounted to Skr 268.3 million (3Q10: Skr 593.9 million). Decreasing positive changes in the fair value of available-for-sale securities compared to the previous year was mainly due to an unrealized positive change of value in the shares in Swedbank included in the corresponding period. The positive change in value related to cash flow hedges during the third quarter of 2011 was due to declining Swedish interest rates for maturities over one year.

Statements of Financial Position

Total assets and liquidity

SEK’s total assets amounted to Skr 341.2 billion as of September 30, 2011, an increase of 1 percent from the year-end 2010 (Year-end 2010: Skr 339.7 billion).

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 213.9 billion as of September 30, 2011 (Year-end 2010: Skr 217.9 billion), representing a decrease of 2 percent since the year-end 2010. Of the total amount at September 30, 2011, Skr 185.7 billion represented outstanding loans, an increase of 3 percent from the year-end 2010 (Year-end 2010: Skr 179.7 billion). Included in the total amount of outstanding loans, loans in the S-system amounted to Skr 33.4 billion (Year-end 2010: Skr 24.0 billion). See note 9.

As of September 30, 2011 the aggregated amount of outstanding offers amounted to Skr 60.3 billion (Year-end 2010: Skr 86.6 billion), a decrease of 30 percent since the year-end 2010 Skr 51.7 billion (Year-end 2010: Skr 75.8 billion) of outstanding offers derived from the S-system.

There has been no major change in the composition in SEK’s counterparty exposure, although the exposure to corporates has increased somewhat in proportion on the expense of the exposure to financial institutions. Of the total counterparty exposure at September 30, 2011, 42 percent (Year-end 2010: 41 percent) was to states and government export credit agencies; 30 percent (Year-end 2010: 33 percent) was to financial institutions; 5 percent (Year-end 2010: 7 percent) was to asset-backed securities; 16 percent (Year-end 2010: 12 percent) was to corporates; and 7 percent (Year-end 2010: 7 percent) was to regional governments. SEK’s exposure to derivative counterparties is significantly limited when compared to the amount of derivatives reported among SEK’s assets since most derivatives are subject to collateral agreements. See the table “Total net exposures” in Note 12 to the financial statements included herein.

SEK’s hedging transactions are expected to be effective in offsetting changes in fair value attributable to hedged risks. The gross value of certain items in the statements of financial position, particularly derivatives and issued (non-subordinated) securities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt (which can be significant), such changes in fair value would generally offset each other; with little impact on the value of net assets (see Notes 7 and 8).

Liabilities and equity

As of September 30, 2011, the aggregate volume of funds borrowed and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Thus, we consider that all outstanding commitments are covered through maturity.

Capital Adequacy

SEK’s capital adequacy ratio calculated according to Basel II, Pillar 1, was 23.2 percent as of September 30, 2011 (Year-end 2010: 22.4 percent), without taking into account the effects of currently applicable transitional rules. Taking such rules into account, the capital adequacy ratio was 22.6 percent as of September 30, 2011 (Year-end 2010: 22.4 percent), of which the core capital ratio was 22.6 percent (Year-end 2010: 22.4 percent). See Note 12 for further information on capital adequacy, risk and exposure.

Events after the Reporting Period

No events with significant impact on the information in the report have occurred after the reporting period’s end.

Consolidated Statements of Comprehensive Income

Unaudited (except for Jan-Dec, 2010)

Skr mn	Note	Jul-Sep, 2011	Apr-Jun, 2011	Jul-Sep, 2010	Jan-Sep, 2011	Jan-Sep, 2010	Jan-Dec, 2010
Interest revenues		2,612.9	2,393.4	3,357.9	7,533.1	9,479.6	12,183.1
Interest expenses		-2,150.7	-1,950.5	-2,868.3	-6,192.5	-8,088.2	-10,284.6
Net interest revenues		462.2	442.9	489.6	1,340.6	1,391.4	1,898.5
Commissions earned		-5.2	3.0	6.3	3.9	15.9	19.7
Commissions incurred		-1.5	-6.0	-4.7	-12.4	-16.8	-19.9
Net results of financial transactions	2	-35.5	125.1	56.4	232.2	-101.1	2,497.6
Other operating income		-0.6	108.3	—	107.7	—	—
Operating income		419.4	673.3	547.6	1,672.0	1,289.4	4,395.9
Personnel expenses		-62.6	-74.1	-54.4	-207.2	-180.7	-259.4
Other expenses		-45.4	-49.9	-32.1	-142.5	-136.5	-191.9
Depreciations and amortizations of non-financial assets		-3.6	-3.3	-4.6	-10.6	-10.2	-13.1
Net credit losses	3	-54.5	-47.1	0.2	-101.5	9.7	8.2
Operating profit		253.3	498.9	456.7	1,210.2	971.7	3,939.7

Taxes	4	-76.2	-93.7	-122.1	-293.6	-261.8	-1,048.0
Net profit for the period (after taxes)(i)		177.1	405.2	334.6	916.6	709.9	2,891.7

Other comprehensive income related to:
Available-for-sale securities(ii)		-12.7	2.7	836.7	0.9	930.1	-1,652.1
Derivatives in cash flow hedges		376.7	138.3	-30.8	382.8	21.3	-205.6
Tax on other comprehensive income	4	-95.7	-37.1	-212.0	-100.9	-250.3	488.6
Total other comprehensive income		268.3	103.9	593.9	282.8	701.1	-1,369.1
Total comprehensive income(i)		445.4	509.1	928.5	1,199.4	1,411.0	1,522.6

(i) The entire profit goes to the shareholder of the Parent Company.

(ii) Changes in the value of the shares in Swedbank are included in 2010. See Note 2 and 11.

Consolidated Statements of Financial Position

Unaudited (except for Jan-Dec, 2010)

Skr mn	Note	September 30, 2011	December 31, 2010
Assets
Cash and cash equivalents	6, 7	3,952.5	8,798.0
Treasuries/government bonds	6, 7	3,209.7	5,431.3
Other interest-bearing securities except loans	6, 7	99,495.2	100,533.0
Loans in the form of interest-bearing securities	6, 7	62,225.3	71,805.8
Loans to credit institutions	3, 6, 7	29,538.7	22,538.9
Loans to the public	3, 6, 7	101,156.0	87,101.9
Derivatives	7, 8	34,318.5	37,659.8
Property, plant, equipment and intangible assets	5	56.5	159.3
Other assets		3,763.4	1,704.1
Prepaid expenses and accrued revenues		3,523.7	3,955.5
Total assets		341,239.5	339,687.6

Liabilities and equity
Borrowing from credit institutions	7	19,184.8	14,342.8
Borrowing from the public	7	61.5	19.3
Senior securities issued	7	271,800.9	286,309.5
Derivatives	7, 8	25,685.9	18,057.4
Other liabilities		3,703.0	1,640.6
Accrued expenses and prepaid revenues		3,325.3	3,443.4
Deferred tax liabilities		740.3	660.9
Provisions		51.9	53.6
Subordinated securities issued	7	3,217.7	2,590.3
Total liabilities		327,771.3	327,117.8

Share capital		3,990.0	3,990.0
Reserves		277.6	-5.2
Retained earnings		9,200.6	8,585.0
Total equity		13,468.2	12,569.8

Total liabilities and equity		341,239.5	339,687.6

Collateral provided etc.
Collateral provided		None	None
Interest-bearing securities
Subject to lending		433.8	229.7

Contingent assets and liabilities	11	2.5	4.5

Commitments
Committed undisbursed loans	11	28,265.6	38,205.2

Consolidated Statements of Changes in Equity, in Summary

Unaudited (except for Jan-Dec, 2010)

			Reserves
Skr mn	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity January 1, 2010	13,455.2	3,990.0	180.0	1,184.8	8,100.4
Net profit Jan-Sep, 2010	709.9				709.9
Other comprehensive income related to:
Available-for-sale securities	930.1			930.1
Derivatives in cash flow hedges	21.3		21.3
Tax on other comprehensive income Jan-Sep, 2010	-250.3		-5.6	-244.7
Total other comprehensive income Jan-Sep, 2010	701.1		15.7	685.4
Total comprehensive income Jan-Sep, 2010	1,411.0		15.7	685.4	709.9
Dividend	-518.0				-518.0
Closing balance of equity September 30, 2010 (2)	14,348.2	3,990.0	195.7	1,870.2	8,292.3
Opening balance of equity January 1, 2010	13,455.2	3,990.0	180.0	1,184.8	8,100.4
Net profit Jan-Dec, 2010	2,892.6				2,892.6
Other comprehensive income related to:
Available-for-sale securities	-1,653.3			-1,653.3
Derivatives in cash flow hedges	-205.6		-205.6
Tax on other comprehensive income Jan-Dec, 2010	488.9		54.1	434.8
Total other comprehensive income Jan-Dec, 2010	-1,370.0		-151.5	-1,218.5
Total comprehensive income Jan-Dec, 2010	1,522.6		-151.5	-1,218.5	2,892.6
Dividend	-2,408.0				-2,408.0
Closing balance of equity December 31, 2010 (2)	12,569.8	3,990.0	28.5	-33.7	8,585.0
Opening balance of equity January 1, 2011	12,569.8	3,990.0	28.5	-33.7	8,585.0
Net profit Jan-Sep 2011	916.6				916.6
Other comprehensive income related to:
Available-for-sale securities	0.9			0.9
Derivatives in cash flow hedges	382.8		382.8
Tax on other comprehensive income Jan-Sep 2011	-100.9		-100.7	-0.2
Total other comprehensive income Jan-Sep 2011	282.8		282.1	0.7
Total comprehensive income Jan-Sep 2011	1,199.4		282.1	0.7	916.6
Dividend	-301.0				-301.0
Closing balance of equity September 30, 2011 (2)	13,468.2	3,990.0	310.6	-33.0	9,200.6

(1) The total number of shares is 3,990,000.

(2) The entire equity goes to the shareholder of the Parent Company.

Consolidated Statements of Cash Flows, in Summary

Unaudited (except for Jan-Dec, 2010)

Skr mn	Jan-Sep, 2011	Jan-Sep, 2010	Jan-Dec, 2010
Cash flow from operating activities	11,254.9	10,866.8	15,521.9
Cash flow from investing activities	200.1	-4.4	-42.2
Cash flow from financing activities (1)	-16,301.5	-24,182.8	-24,310.5
Cash flow for the period	-4,846.5	-13,320.4	-8,830.8

Cash and cash equivalents at beginning of year	8,798.0	17,636.5	17,636.5
Net decrease (-) /increase (+) in cash and cash equivalents	-4,846.5	-13,320.4	-8,830.8
Exchange rate differences on cash and cash equivalents	1.0	-4.9	-7.7
Cash and cash equivalents at end of period (2)	3,952.5	4,311.2	8,798.0

(1) Of which Skr -301.0 million relates to shareholder dividends during the first nine months of 2011 (9M10: Skr -518.0 million).

(2) “Cash and cash equivalents” includes,  cash, cash equivalents and short-term deposits for which the redemption amount is known in advance and the time to maturity did not exceed three months on the acquisition date.

Notes

1.               Applied accounting principles

2.               Net results of financial transactions

3.               Impairment and past-due receivables

4.               Taxes

5.               Property, plant, equipment and intangible assets

6.               Loans and Liquidity

7.               Classification of financial assets and liabilities

8.               Derivatives

9.               S-system

10.         Segment Reporting

11.         Contingent liabilities, contingent assets and commitments

12.         Capital Adequacy and Exposures

13.         Transactions with related parties

14.         Events after the Reporting Period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles

This Interim Report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The accounting also follows the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual reports in credit institutions and securities companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The Group’s accounting policies, methods of computation and presentation are, in all material aspects, the same as those used for the 2010 annual financial statements, considering also the amendments from IASB described in the Interim Report for the first quarter 2011, The interim financial statements do not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2010. Changes in accounting standards have had insignificant impact on accounting in 2011.

Note 2. Net results of financial transactions

Skr mn	Jul-Sep, 2011		Apr-Jun, 2011		Jul-Sep, 2010	Jan-Sep, 2011		Jan-Sep, 2010	Jan-Dec, 2010
Net result of financial transactions was related to
Currency exchange effects on assets and liabilities excluding assets and liabilities valued at fair value	2.5		1.8		-0.1	5.1		1.4	-0.8
Interest compensation	8.1		—		—	8.1		—	—
Realized results on settled assets and repurchased debt (1)	10.5		88.3		40.8	116.5		-25.6	2,673.4
Total net result of financial transactions, before certain fair value changes	21.1		90.1		40.7	129.7		-24.2	2,672.6

Changes in fair value related to financial assets, financial liabilities and related derivatives	-56.6	(2)	35.0	(2)	15.7	102.5	(2)	-76.9	-175.0
Total net result of financial transactions	-35.5		125.1		56.4	232.2		-101.1	2,497.6

(1) The disposal of the shares in Swedbank in the fourth quarter of 2010 is reported in the line item Realized results on settled assets and repurchased debt with a value of Skr 2,565.0 million which correspond to the changes in fair value that earlier have been reported as other comprehensive income and have been included in the fair value reserve within equity. See Note 11 for more information.

(2) A positive change in value is included in the period attributable to a reclassification of contingent assets related to Lehman Brothers that was effectuated in June. SEK believes that previous reported contingent assets related to the Lehman Brothers’ group is now considered as virtually certain to have a positive fair value; therefore the asset has been reclassified and reported as an asset in the statement of financial position at fair value. The related changes in value accounted for as unrealized changes in fair value have been reported in operating profit. See Note 11 for more information regarding reporting of contingent assets.

Note 3. Impairment and past-due receivables

Skr mn	Jul-Sep, 2011	Apr-Jun, 2011	Jul-Sep, 2010	Jan-Sep, 2011	Jan-Sep, 2010	Jan-Dec, 2010
Credit losses (1), (2), (3)	-53.5	-59.2	-2.5	-114.9	-118.9	-119.7
Reversal of previous write-downs (1),(3)	-3.6	11.9	2.6	9.3	128.0	126.9
Net impairments and reversals	-57.1	-47.3	0.1	-105.6	9.1	7.2
Recovered credit losses	2.6	0.2	0.1	4.1	0.6	1.0
Net credit losses	-54.5	-47.1	0.2	-101.5	9.7	8.2
of which related to loans (4)	1.9	10.9	166.0	12.3	88.5	92.8
of which related to liquidity portfolio (4)	-56.4	-58.0	165.8	-113.8	-78.8	-84.6

Changes in reserves of financial assets
Balance brought forward	-609.6	-562.3	-559.3	-561.1	-939.9	-939.9
Impaired financial assets sold (1)	—	—	—	—	371.6	371.6
Net impairments and reversals	-57.1	-47.3	0.1	-105.6	9.1	7.2
Balance carried forward	-666.7	-609.6	-559.2	-666.7	-559.2	-561.1
of which related to loans (4)	-34.0	-32.7	-42.2	-34.0	-42.2	-41.6
of which related to liquidity portfolio (4)	-632.7	-576.9	-517.0	-632.7	-517.0	-519.5

(1) During the second quarter of 2010 the exposure to Glitnir Bank was settled, which resulted in a Skr 87.4 million reversal of previous write-downs in connection to the disposal of the asset.

(2) SEK has two assets in form of CDOs. These two CDOs are first-priority-tranches with end-exposure to the U.S. sub-prime market. An impairment of Skr 16.0 million was recorded in for the nine-month period in relation to two CDOs (9M10: Skr 119.4 million), bringing the total of such impairment to Skr 491.4 million (Year-end 2010: Skr 475.4 million). The assets have a book value gross before impairment of Skr 637.1 million (Year-end 2010: Skr 638.4 million).

(3) The amount for the first nine months of 2011 includes a provision of Skr 100.0 million (9M10: dissolution of Skr 35.0 million) related to bad debts not linked to a specific counterparty. This means that the provision for bad debt not linked to a specific counterparty amounted to Skr 150.0 million (Year-end 2010: Skr 50.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for. The increase in the reserve resulted from the higher inherent credit risk in the SEK’s portfolio as a whole due to uncertainties in the European financial markets and related adverse economic conditions.The reserve was increased due to losses that are unknown for SEK. SEK has made an assessment of the reserve according to a methodology based on both quantitative a qualitative analysis of all exposures entered at amortized cost.

(4) See Note 6 for definitions.

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	September 30, 2011		December 31, 2010
Past-due receivables:
Aggregate amount less than 90 days past-due	153.7	(1),(3)	154.6	(1)
Aggregate amount of principal and interest more than 90 days past-due	731.3	(1),(2)	273,2	(1),(2)
Principal amount not past-due on such receivables	2,226.7	(1),(3)	2,682.9	(1)

(1) Past-due receivables consist primarily of one loan in respect of which discussion of restructuring has been initiated but not concluded. The credit is fully covered by adequate guarantees and therefore no loan loss reservation has been made.

(2) Of the aggregate amount of principal and interest past due Skr 152.1 million (Year-end 2010: Skr 273.2 million) was due for payment more than three but less than six months before the balance-sheet date, and Skr 152.1 million (Year-end 2010: Skr 0.0 million) was due for payment more than six but less than nine months before the balance-sheet date.

(3) Past-due receivables also consist of one loan in respect of which discussion of refinancing are ongoing; the expected settlement means that the SEK’s exposure will be repaid in its entirety.

Note 4. Taxes

The reported amount of taxes represents actual tax and deferred tax. Deferred tax includes deferred taxes on temporary differences, including deferred tax related to untaxed reserves. Sale of shares in the subsidiary AB SEKTIONEN in the second quarter of 2011 is not taxable, which reduces the effective tax rate.

Note 5. Property, plant, equipment and intangible assets

Skr mn	September 30, 2011		December 31, 2010

Property, land and equipment
Net book value at beginning of the year	142.2		120.0
Acqusitions of the year	10.1		30.4
Sale or disposals of the year	-106.7	(1)	-4.8
Depreciation of the year	-7.2		-3.4
Net book value of property, plant and equipment	38.4		142.2	(2)

Intangible assets
Net book value at beginning of the year	17.1		10.7
Acqusitions of the year	4.4		12.2
Depreciation of the year	-3.4		-5.8
Net book value of intangible assets	18.1		17.1

Net book value of tangible and intangible assets	56.5		159.3

(1) The subsidiary AB SEKTIONEN, owner of the building at Västra Trädgårdsgatan was sold during the second quarter and generated a positive result of Skr 105.1 million which is reported as other operating income.

(2) Buildings and land in the consolidated group with a net book value of Skr 101.1 million represents assets held for sale.

Note 6. Loans and liquidity

SEK treats loans in the form of interest-bearing securities as a part of SEK’s total loans. SEK’s total loans and liquidity are calculated as follows:

Skr mn	September 30, 2011	December 31, 2010
Loans
Loans in the form of interest-bearing securities	62,225.3	71,805.8
Loans to credit institutions	29,538.7	22,538.9
Loans to the public	101,156.0	87,101.9
Less:
Deposits with time to maturity exceeding three months	-7,261.9	-1,790.2
Total loans	185,658.1	179,656.4

Liquidity
Cash and cash equivalents (1)	3,952.5	8,798.0
Deposits with time to maturity exceeding three months	7,261.9	1,790.2
Treasuries/government bonds	3,209.7	5,431.3
Other interest-bearing securities except loans	99,495.2	100,533.0
Total liquidity	113,919.3	116,552.5

Total interest-bearing assets	299,577.4	296,208.9

(1) “Cash and cash equivalents” includes,  cash, cash equivalents and short-term deposits for which the redemption amount is known in advance and the time to maturity did not exceed three months on the acquisition date.

Note 7. Classification of financial assets and liabilities

	September 30, 2011
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale	Loans and receivables (1)
Cash and cash equivalents	3,952.5					3,952.5
Treasuries/government bonds	3,209.7					3,209.7
Other interest-bearing securities except loans	99,495.2		5,119.8		10,536.3	83,839.1
Loans in the form of interest-bearing securities	62,225.3		2,334.3			59,891.0
Loans to credit institutions	29,538.7		227.0			29,311.7
Loans to the public	101,156.0					101,156.0
Derivatives	34,318.5	17,519.2		16,799.3
Total financial assets	333,895.9	17,519.2	7,681.1	16,799.3	10,536.3	281,360.0

	September 30, 2011
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	19,184.8				19,184.8
Borrowing from the public	61.5				61.5
Senior securities issued	271,800.9		140,855.9		130,945.0
Derivatives	25,685.9	22,856.8		2,829.1
Subordinated securities issued	3,217.7				3,217.7
Total financial liabilities	319,950.8	22,856.8	140,855.9	2,829.1	153,409.0

	December 31, 2010
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale	Loans and receivables (1)
Cash and cash equivalents	8,798.0					8,798.0
Treasuries/government bonds	5,431.3					5,431.3
Other interest-bearing securities except loans	100,533.0		5,522.7		9,082.6	85,927.7
Loans in the form of interest-bearing securities	71,805.8		2,383.9			69,421.9
Loans to credit institutions	22,538.9					22,538.9
Loans to the public	87,101.9					87,101.9
Derivatives	37,659.8	22,775.9		14,883.9
Total financial assets	333,868.7	22,775.9	7,906.6	14,883.9	9,082.6	279,219.7

	December 31, 2010
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	14,342.8				14,342.8
Borrowing from the public	19.3				19.3
Senior securities issued	286,309.5		162,595.0		123,714.5
Derivatives	18,057.4	16,050.3		2,007.1
Subordinated securities issued	2,590.3				2,590.3
Total financial liabilities	321,319.3	16,050.3	162,595.0	2,007.1	140,666.9

(1) Of loans and receivables, 9 percent (Year-end 2010: 11 percent) are subject to fair-value hedge accounting and 5 percent (Year-end 2010: 5 percent) are subject to cash-flow hedge accounting.

(2) Derivatives used for economic hedges, accounted for as held-for-trading in accordance with IAS 39.

(3) Of other financial liabilities, 85 percent (Year-end 2010: 88 percent) are subject to fair-value hedge accounting.

The current financial uncertainty has not had any significant impact on fair values of assets or liabilities. There have been no significant transfers of assets or liabilities at fair value between the three levels of IFRS 7 fair value hierarchy.

Accumulated changes in the fair value of financial liabilities attributable to changes in credit risk amounted to Skr 108.0 million (Year-end 2010: Skr 107.9 million), which represents a cumulative increase of the book value. For the period January 1 to September 30 this has changed by Skr 0.1 million (9M10: Skr -30.7 million), which increased the value of financial liabilities and affected operating profit negatively. The accumulated changes for derivatives originating from credit risk amount to Skr -4.2 million (Year-end 2010:  Skr -23.6 million), period changes amounted to Skr 19.3 million (9M10: Skr -2.2 million) which has a positive effect on operating profit. The change in subordinated debt is related to a change in values. No new subordinated debt has been issued.

During the nine-month period ended September 30, 2011, repayments of long-term debt amounted to approximately Skr 29.6 billion (9M10: Skr 112.9 billion), and SEK’s own debt repurchase and early redemption amounted to approximately Skr 29.6 billion (9M10: Skr 22.1 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets to the category “loans and receivables” from the categories “held-for-trading” and “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 due to the global financial crisis, and SEK assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such securities held for trading or securities available for sale. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest.

The aforementioned reclassification of the fair value of assets, previously accounted for as held-for-trading securities, to the category “loans and receivables” occurred on October 1, 2008 with retroactive effect from July 1, 2008. This reclassification affected SEK’s results by avoiding a positive earnings effect of Skr 0.3 million for the period January 1 September 30, 2011 and avoiding a negative earnings effect of Skr 15.2 million for the period January 1 to September 30, 2010. With respect to the period January 1 to September 30, 2011, total interest revenues of Skr 29.5 million were derived from these reclassified assets, while, with respect to the period January 1 to September 30, 2010, total interest revenues Skr 59.4 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 2.1 percent.

Skr mn	September 30, 2011		December 31, 2010
Reclassified financial assets	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except loans	344.8	355.8	355.8	3,368.9	3,368.6

The aforementioned reclassification of assets earlier accounted for as “available-for-sale” to the category “loans and receivables” occurred as of October 1, 2008. The reclassification affected value changes reported in other comprehensive income by avoiding a positive effect of Skr 25.4 million for the period January 1 to September 30, 2011. For the period January 1 to September 30, 2010 the reclassification affected value changes reported in other comprehensive income by avoiding a positive effect of Skr 21.9 million. With respect to the period January 1 to September 30, 2011, total interest revenues of Skr 72.1 million were derived from these reclassified assets and during the period January 1 to September 30, 2010, total interest revenues of Skr 98.7 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 2.2 percent.

Skr mn	September 30, 2011			December 31, 2010
Reclassified financial assets	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except loans	1,784.2	1,793.8	1,787.7	4,235.6	4,203.9
Loans in the form of interest-bearing securities	1,121.5	1,166.9	1,166.9	1,783.2	1,783.4
Total	2,905.7	2,960.7	2,954.6	6,018.8	5,987.3

Note 8. Derivatives

	September 30, 2011			December 31, 2010
Derivative instruments by categories Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	6,620.4	8,222.8	143,204.5	3,846.8	7,003.8	148,043.8
Currency-related contracts	23,932.7	6,722.4	271,090.6	24,815.3	6,456.4	253,930.1
Equity-related contracts	3,260.1	8,808.7	62,501.3	7,085.1	3,958.0	73,069.0
Contracts rel. to commodities, loan risk, etc.	505.3	1,932.0	22,895.3	1,912.6	639.2	20,611.9
Total derivatives	34,318.5	25,685.9	499,691.6	37,659.8	18,057.4	495,654.8

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts (swaps, et cetera.). These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using an ISDA Credit Support Annex. Swaps are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in counterparty’s credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of instruments, internal valuation models, external valuation models, prices from external sources or prices from external parties or brokers for such instruments are used to calculate fair value. The model used is the same for a hybrid liability and the structured swap hedging it, except for adjustments due to the counterparty’s or SEK’s own credit risk. Thus, with the exception of effects from changes in the counterparty’s and SEK’s own credit risk, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Although SEK’s credit rating has not changed during the period, developments on financial markets have to some extent affected the prices at which SEK’s debt is issued. Such developments, which differ in different markets, have been taken into account in calculating the fair values for such liabilities. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. In the case in which a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. In the case in which no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See the table “Total Net Exposures” in Note 12, for information regarding amounts of risk exposures related to derivatives.

Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of September 30, 2011 the nominal amount of credit default swap contracts classified as financial guarantees were Skr 16,698.4 million (Year-end 2010: Skr 20,020.7 million).

Note 9. S-system

Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting loans in the S-system. See Note 1(d) in the Annual Report for 2010. The remuneration from the S-system to SEK in accordance with the agreement, which amounted to Skr 50.7 million for the first nine months (9M10: Skr 34.2 million), is shown as a part of interest revenues in the Statements of Comprehensive Income for SEK. The assets and liabilities of the S-system are included in SEK’s statements of financial position.

CIRR loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net result in the S-system for the first nine months of 2011 amounted to Skr 65.2 million (9M10: Skr -82.1 million), of which the net result for the CIRR loans represented Skr 96.4 million (9M10: Skr -52.7 million).

Statements of Comprehensive Income for the S-system Skr mn	Jul-Sep, 2011	Apr-Jun, 2011	Jul-Sep, 2010	Jan-Sep, 2011	Jan-Sep, 2010	Jan-Dec, 2010
Interest revenues	231.6	197.8	183.0	610.1	494.4	680.2
Interest expenses	-198.4	-193.4	-175.7	-586.0	-543.5	-710.7
Net interest revenues	33.2	4.4	7.3	24.1	-49.1	-30.5
Remuneration to SEK	-20.7	-16.2	-12.6	-50.7	-34.2	-48.7
Interest compensation (1)	0.9	11.1	—	90.4	—	50.8
Foreign exchange effects	-1.6	0.3	4.4	1.4	1.2	0.6
Reimbursement to (-) / from (+) the State	-11.8	0.4	0.9	-65.2	82.1	27.8
Net result	0.0	0.0	0.0	0.0	0.0	0.0

Statements of Financial Position for the S-system (included in SEK’s Statements of Financial Position) Skr mn	September 30, 2011	December 31, 2010
Cash and cash equivalents	11.1	55.9
Loans	33,443.0	23,989.0
Derivatives	4.7	16.9
Other assets	2,390.1	1,466.8
Total assets	35,848.9	25,528.6

Liabilities	33,684.3	24,353.6
Derivatives	2,164.6	1,175.0
Equity	—	—
Total liabilities and equity	35,848.9	25,528.6

Commitments
Committed undisbursed loans	10,864.6	16,570.1

(1) From the third quarter of 2011, the interest compensation has been reclassified to Net results from financial transactions. The compensation represents the change in fair value due to changes in applicable interest rates for early redemption of loans. The compensation was previously reported as a commission earned.

Note 10. Segment Reporting

In accordance with IFRS 8, SEK has the following three business segments: granting of loans, advisory services and capital markets products. Advisory services and capital markets products are similar with respect to risks and returns. The combined revenues for the segments other than granting of loans amounted to less than 1 percent of the Consolidated Group’s total revenues and their operating profits amounted to less than 2 percent of the Consolidated Group’s total operating profit while less than 1 percent of the Consolidated Group’s total assets were attributable to these two segments for all periods and at all dates presented herein. As a result, these segments are not separately reported on in these notes. SEK therefore has reported separately only on the segment “granting of loans”. The company’s management evaluates its business mainly on the basis of the non-IFRS income measure, adjusted operating profit (Core Earnings). Adjusted operating profit (Core Earnings) equals operating profit (IFRS) excluding some fair valuation effects recorded according to IFRS.

Granting of loans includes the following products and services: lending; export finance; and structured finance projects. Advisory services include the following services: independent consulting services. Capital markets products include the following products: capital market products issued by third parties and sold by SEK to other third-party investors.

	Jul-Sep, 2011
Income Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	2,615.1	-2,149.8	465.3	-6.4	—	-6.4
Other segments (1)	-5.2	-0.9	-6.1	1.2	—	1.2
Elimination (3)	3.0	—	3.0	—	—	0.0
Total	2,612.9	-2,150.7	462.2	-5.2	0.0	-5.2

	Apr-Jun, 2011
Income Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	2,387.2	-1,950.7	436.5	1.1	—	1.1
Other segments (1)	3.2	0.1	3.3	1.9	—	1.9
Elimination (3)	3.0	0.1	3.1	—	—	—
Total	2,393.4	-1,950.5	442.9	3.0	0.0	3.0

	Jul-Sep, 2010
Income Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	3,357.9	-2,872.0	485.9	0.1	—	0.1
Other segments (1)	—	—	0.0	6.2	0.9	7.1
Elimination (3)	—	3.7	3.7	—	-0.9	-0.9
Total	3,357.9	-2,868.3	489.6	6.3	0.0	6.3

	Jan-Sep, 2011
Income Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	7,524.2	-6,193.5	1,330.7	0.8	—	0.8
Other segments (1)	0.5	0.1	0.6	3.1	—	3.1
Elimination (3)	8.4	0.9	9.3	—	—	—
Total	7,533.1	-6,192.5	1,340.6	3.9	0.0	3.9

	Jan-Sep, 2010
Income Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	9,479.5	-8,099.8	1,379.7	0.2	—	0.2
Other segments (1)	0.1	—	0.1	15.7	7.9	23.6
Elimination (3)	—	11.6	11.6	—	-7.9	-7.9
Total	9,479.6	-8,088.2	1,391.4	15.9	0.0	15.9

	Jan-Dec, 2010
Income Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	12,182.8	-10,299.8	1,883.0	1.0	—	1.0
Other segments (1)	0.3	—	0.3	18.7	10.4	29.1
Elimination (3)	—	15.2	15.2	—	-10.4	-10.4
Total	12,183.1	-10,284.6	1,898.5	19.7	0.0	19.7

Operating profit Skr mn	Jul-Sep, 2011	Apr-Jun, 2011	Jul-Sep, 2010	Jan-Sep, 2011	Jan-Sep, 2010	Jan-Dec, 2010
Granting of loans	306.4	453.3	439.4	1,093.4	1,044.9	4,109.1
Other segments	3.5	10.6	1.6	14.3	3.7	5.6
Adjusted operating profit (core earnings) (2)	309.9	463.9	441.0	1,107.7	1,048.6	4,114.7
Change in value according to IFRS	-56.6	35.0	15.7	102.5	-76.9	-175.0
Operating profit (4)	253.3	498.9	456.7	1,210.2	971.7	3,939.7

Assets (4) Skr mn	September 30, 2011	December 31, 2010
Granting of loans	341,216.7	339,665.9
Other segments (1)	22.8	21.7
Elimination	—	—
Total	341,239.5	339,687.6

(1) Other segments consist of the segments Advisory services and Capital markets products.

(2) Excluding unrealized fair-value changes according to IAS 39.

(3) Elimination for internal sales between segments.

(4) Including unrealized fair-value changes according to IAS 39.

Note 11. Contingent liabilities, contingent assets and commitments

Contingent liabilities and commitments are disclosed in connection with the consolidated statements of financial position as of September 30, 2011. Contingent liabilities consist of liabilities related to previous loans made by Venantius AB. Commitments consist of committed undisbursed loans. Such committed undisbursed loans represent loan offers that have been accepted by the customer but not yet disbursed. Of the Skr 28,265.6 million of committed undisbursed loans at September 30, 2011 (Year-end 2010: Skr 38,205.2 million), committed undisbursed loans under the S-system represented Skr 10,864.6 million (Year-end 2010: Skr 16,570.1 million). Such commitments under the S-system sometimes include a fixed-rate option, the cost of which is reimbursed by the Swedish state in accordance with an agreement with the state (see Note 9).

Lehman Brothers Holdings Inc.

Following Lehman Brothers Holdings Inc.’s (the Parent Company in the Lehman Brothers group) request for bankruptcy protection on September 15, 2008, SEK replaced most of the outstanding derivative contracts the Parent Company had entered into with three different Lehman Brothers entities. In accordance with the terms of the original contracts (which generally took the form of ISDA Master Agreements), SEK prepared statements of claim (“Calculation Statements”) in relation to all of these Lehman Brothers entities. The Calculation Statements were delivered to the respective counterparties in the beginning of October 2008.

The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge SEK against market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantees and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all had such creditworthiness as to qualify under SEK’s policies to be held without credit default swap coverage. SEK has therefore not replaced these credit default swaps. The Calculation Statements include claims for calculated costs related to the replacement of these financial guarantees, however. SEK’s claims against Lehman Brothers associated with these financial guarantees has not previously been recognized in the statement of financial position due to the requirement that contingent assets only should be recognized when there is virtual certainty of collection.

During the first six months of 2011, SEK reached an agreement with one subsidiary in the former Lehman Brothers group with regard to the parties’ respective claims. Based on that agreement, the previously recognized contingent asset is now considered virtually certain to have a positive fair value; therefore the corresponding portion of that asset has been reclassified and recognized in the statement of financial position as a financial asset at fair value based on an assessment of the present value of future cash flows.

During the third quarter of 2011, SEK reached a similar agreement with another subsidiary in the former Lehman Brothers group which resolves all of the parties’ respective claims. SEK has not incurred any losses as a result of this agreement. Following the resolution of these claims under the agreement, SEK believes that it is no longer required to report any contingent asset related to this particular Lehman Brothers subsidiary.

In June 2009, Lehman Brothers Finance S.A. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) notified SEK that LBF was demanding the payment of amounts that LBF claimed were due under one of the original ISDA Master Agreements (the “LBF Agreement”), plus interest, rejecting SEK’s claims for cross-affiliate set-off, interest and damages, as reflected in the relevant Calculation Statements. SEK rejected LBF’s claim for payment and its other objections to the relevant Calculation Statements. SEK disagrees with LBF’s position, and intends to continue to vigorously defend its position.

SEK believes that it will not suffer any significant losses related to the bankruptcy of Lehman Brothers. SEK’s set-off and damage claims have however not been settled, and no assurance can be given that they will be compensated in full. Nor can any guarantees on the outcome of SEK’s dispute with LBF be given.

Sparbanksstiftelsernas Förvaltnings AB

In March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK, through a purchase, assumed ownership of 25,520,000 shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. On June 16, 2009 SEK received a claim from SFAB challenging the agreement related to the transfer of ownership in the shares of Swedbank AB, which has been rejected by SEK. SEK subsequently subscribed for new shares in a rights offering of Swedbank AB in the autumn of 2009. Payment for new shares of Skr 497.6 million was delivered on October 6, 2009.  SEK’s holding in Swedbank AB amounted to 3.3 percent and the number of shares amounted to 38,280,000 after participating in the rights offering.

On October 26, 2009, SEK received an additional claim from SFAB relating to the value of SEK’s entire current stake in Swedbank (38,280,000 shares), including fair valuation changes. These shares had an acquisition cost of a total of Skr 997.6 million, and, as of September 30, 2010, had a book value of Skr 3,592.0 million, which corresponded to the fair value. The aforementioned additional claim does not affect SEK’s previous conclusion that SFAB has no valid claim, and, therefore, it has been rejected.

On November 11, 2009, SFAB announced that it had initiated arbitration proceedings. On March 1, 2010, SFAB submitted a statement of claim against SEK at the Arbitration Institute of the Stockholm Chamber of Commerce. The statement of claim has subsequently (after SEK filed its defense) been supplemented and developed. The arbitration process is still ongoing. On March 5, 2010, SFAB also submitted an application for summons against SEK in the said dispute to the City Court of Stockholm. SEK still considers that SFAB’s demands are unfounded and has therefore not made any financial provisions in respect of any of the actions taken by SFAB as described above.

On October 28, 2010, SEK sold its entire stake in Swedbank AB. The holding was privately placed with a number of Swedish and international institutional investors. SEK, a holder of shares in Swedbank since March 2009, had previously announced that it should not be regarded as a long-term owner but rather had the intention to sell the stake in a responsible way. The shares, which had been acquired at a cost of Skr 997.6 million, were sold for a total of Skr 3,562.7 million resulting in a profit of Skr 2,565.0 million before taxes. At the board meeting held on October 29, 2010, SEK’s Board of Directors resolved to call an extraordinary general meeting with the purpose to propose an extra dividend amounting to Skr 1,890.0 million, equal to the realized profit from the sale after tax. The extraordinary general meeting was held on December 1, 2010, and a decision on a special dividend amounting to Skr 1,890.0 million was made. The dividend was paid to SEK’s owner, the Swedish state, on December 15, 2010.

Note 12. Capital Adequacy and Exposures

Capital Adequacy

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of September 30, 2011 was 23.2 percent (Year-End 2010: 22.4 percent) without taking into account the effects of currently applicable transitional rules (see below).

For further information on capital adequacy, risks and Basel II, see the Risk section of SEK’s Annual Report for 2010. As compared to when the Annual Report was published, the uncertainty and risks, especially in the financial system, have further increased, which is expected to lead to increased losses in the future. This motivates the increase in credit loss reserves not linked to a specific counterparty.

Capital base

Skr mn	September 30, 2011	December 31, 2010
Primary capital (Tier-1)	15,063	14,432
Supplementary capital (Tier-2)	—	—
...Of which upper Tier-2	—	—
...Of which lower Tier-2	—	—
Total capital base	15,063	14,432

Capital base - Adjusting items

Skr mn	September 30, 2011	December 31, 2010
Equity	13,468	12,570
Expected dividend	-275	-301
Items recognized at fair value	-357	-75
Intangible assets and other adjustments	-59	-58
Tier-1 eligible subordinated debt	2,400	2,381
100% of expected loss in accordance with IRB-calculation	-114	-85
Total Tier-1 capital	15,063	14,432

Impact on the capital base from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by recorded impairments of financial assets for which expected loss is calculated. If the recorded impairments exceed the expected loss, the surplus is added to the capital base. As of September 30, 2011 the deduction from the capital base amounted to Skr 114 million. The amount reduces Tier-1 capital. As of December 31, 2010, the deduction from capital base amounted to Skr 85 million.

Capital Requirements in Accordance with Pillar 1

	September 30, 2011		December 31, 2010
Skr mn	Weighted claims	Required capital	Weighted claims	Required capital
Credit risk standardised method	1,084	87	925	74
Credit risk IRB method	59,825	4,786	58,157	4,653
Currency exchange risks	—	—	—	—
Operational risk	4,009	321	5,371	430
Total Basel II	64,918	5,194	64,453	5,157

Basel I based additional requirement (1)	1,873	150	26	2
Total Basel II inkl. additional requirement	66,791	5,344	64,479	5,159

Total Basel I	83,488	6,679	80,599	6,448

(1) The item “Basel I based additional requirements” is calculated in accordance with § 5 of the law (2006:1372) on implementation of the capital adequacy requirements (2006:1371).

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters. The Swedish Financial Supervisory Authority has, however, exempted the company, until December 31, 2012, for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk.

Operational risks

Regulations include opportunities for companies to use different methods for calculating the capital requirement for operational risk. Until the third quarter of 2011 SEK used the basic indicator approach. As of the third quarter of 2011, SEK is applying the standardized approach. Under the standardized approach the capital requirement for operational risk is based on the company’s operations being divided into business areas in accordance with capital adequacy regulations. The capital requirement for respective areas is calculated by multiplying a factor of 12 percent, 15 percent or 18 percent (depending on the business area) by an income indicator. This income indicator consists of the average operating income for the past three financial years. Operating income is calculated as the sum of the following items: interest and leasing income, interest and leasing costs, dividends received, commission income, commission expense, net profit from financial transactions and other operating income.

Transitional rules

Since 2007, the capital requirement has primarily been calculated based on Basel II rules. The Swedish legislature has chosen not to immediately allow the full effect of the Basel II regulations if these rules result in a lower capital requirement than that calculated under the earlier, less risk-sensitive, Basel I rules. During the transition period of 2007-2009, the capital requirement was therefore calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement — reduced to 95 percent in 2007, 90 percent in 2008, and 80 percent in 2009 — has exceeded the capital requirement based on the Basel II rules, the capital requirement under the abovementioned Basel I-based rules has constituted the minimum capital requirement. In 2009 the Swedish legislature decided to extend the transitional rules until the end of 2011. In 2011 the legislature has determined to further extend the transitional rules. For 2012, therefore, the capital requirement will continue to correspond to the highest capital requirement under the Basel II rules and 80 percent of the capital requirement under Basel I rules.

Capital Adequacy Analysis (Pillar 1)

	September 30, 2011		December 31, 2010
Skr mn	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement
Total capital adequacy	23.2%	22.6%	22.4%	22.4%
...Of which related to primary capital (Tier-1)	23.2%	22.6%	22.4%	22.4%
...Of which related to supplementary capital (Tier-2)	—	—	—	—
Of which upper Tier-2	—	—	—	—
Of which lower Tier-2	—	—	—	—

Capital adequacy quota (total capital base / total required capital)	2.90	2.82	2.80	2.80

Net exposures

Total net exposures

	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
Skr billion	September 30, 2011		December 31, 2010		September 30, 2011		December 31, 2010		September 30, 2011		December 31, 2010
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	16.9	5	16.5	5	15.7	5	14.4	5	1.2	3	2.1	4
Government export credit agencies	121.9	37	123.8	36	97.6	33	91.1	31	24.3	61	32.7	64
Regional governments	23.0	7	23.7	7	22.7	8	23.2	8	0.3	1	0.5	1
Multilateral development banks	0.4	0	0.4	0	0.4	0	0.4	0	0.0	0	0.0	0
Financial institutions	100.7	30	114.1	33	90.0	31	101.6	35	10.7	27	12.5	24
Corporates	54.1	16	43.3	12	50.9	17	39.7	13	3.2	8	3.6	7
Securitization positions	16.8	5	24.0	7	16.8	6	24.0	8	0.0	0	0.0	0
Total	333.8	100	345.8	100	294.1	100	294.4	100	39.7	100	51.4	100

For more information regarding net exposures to counterparties in Greece, Ireland, Italy, Portugal and Spain, see Note 27 in the Annual Report of 2010. These exposures have decreased during 2011.

Asset-backed securities held

The tables below includes current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and current rating. Ratings in the table as of 30 September 2011 are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures Skr mn	September 30, 2011

								...of which	...of which		...of which		...of which		...of which		...of which		...of which		...of which		...of which		...of which		...of which
		Auto		Consumer				rated	rated		rated		rated		rated		rated		rated		rated		rated		rated		CDO rated
Exposure	RMBS(1)	Loans	CMBS(1)	Loans	CDO(1)	CLO(1)	Total	‘AAA’	‘AA+’		‘AA’		‘AA-’		‘A+’		‘A’		‘BBB+’		‘BBB’		‘BBB-’		‘BB’		‘CCC’
Australia	3,772						3,772	3,772
Belgium	788						788	788
France		48					48	48
Germany		132	73				205	132	73	(2)
Ireland	978					12	990						472	(2)	12	(2)			208	(2)	298	(2)
Netherlands	1,046						1,046	1,046
Portugal	370						370								180	(2)							190	(2)
Spain	1,027	78		86		238	1,429	504	60	(2)	26	(2)	526	(2)	47	(2)	34	(2)							232	(2)
United Kingdom	4,637					75	4,712	4,493			219	(2)
United States					146	2,806	2,952	2,154	652	(2)																	146	(3)
Total	12,618	258	73	86	146	3,131	16,312	12,937	785		245		998		239		34		208		298		190		232		146

(1) RMBS = Residential Mortgage-Backed Securities

CMBS = Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(2) Of these assets amounting to Skr 3,229 million, still Skr 1,544 million have the highest-possible rating from at least one of the rating institutions.

(3) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2010, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, the Company has analyzed the expected cash flows of the assets. Based on information presently known, the Company has recorded a total impairment of Skr 491 million for these assets.

Net exposures Skr mn	December 31, 2010

									...of which	...of which		...of which		...of which		...of which		...of which		...of which
		Credit	Auto		Consumer				rated	rated		rated		rated		rated		rated		CDO rated
Exposure	RMBS(1)	Cards	Loans	CMBS(1)	Loans	CDO(1)	CLO(1)	Total	‘AAA’	‘AA+’		‘AA’		‘AA-’		‘A+’		‘A’		‘CCC’
Australia	4,620							4,620	4,620
Belgium	765							765	765
France			146					146	146
Germany			388	73				461	461
Ireland	999						41	1,040	484					212	(2)	41	(2)	303	(2)
Japan			9					9	9
Netherlands	1,157						142	1,299	1,299
Portugal	382							382	382
Spain	1,096		120		154		306	1,676	1,027	347	(2)	302	(2)
United Kingdom	9,216							9,216	9,216
United States		450				163	3,270	3,883	2,717	1,003	(2)									163	(3)
Total	18,235	450	663	73	154	163	3,759	23,497	21,126	1,350		302		212		41		303		163

(1) RMBS = Residential Mortgage-Backed Securities

CMBS = Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(2) Of these assets amounting to Skr 2,208 million, still Skr 1,748 million have the highest-possible rating from at least one of the rating institutions.

(3) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 and 2009, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘CCC’. Due to the dramatic rating downgrades, the Company has analyzed the expected cash flows of the assets. Based on information presently known, the Company has recorded a total impairment of Skr 475 million for these assets.

Note 13. Transactions with related parties

Transactions with related parties are described in Note 28 in SEK’s 2010 Annual Report. No material changes have taken place in relations or transactions with related parties compared to the descriptions in the 2010 Annual Report, except for that SEK has during the interim period invested a larger volume than earlier in Treasury bills issued by the Swedish National Debt Office. The holding amounted to Skr 1,995.5 million per September 30, 2011 (Year-end 2010: Skr 0.0 million).

Note 14.  Events after the Reporting Period

No events with significant impact on the information in the report have occurred after the reporting period’s end.

The Board of Directors and the President confirms that the Interim Report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, October 24, 2011

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Jan Belfrage
Chairman of the Board	Director of the Board	Director of the Board

Lotta Mellström	Ulla Nilsson	Jan Roxendal
Director of the Board	Director of the Board	Director of the Board

Åke Svensson	Eva Walder
Director of the Board	Director of the Board

Peter Yngwe
President

Supplemental Information

(1) Operating profit, before and after taxes, expressed as a percentage per annum of the opening balance of equity, adjusted for dividends paid during the period. When calculating return on equity based on Core Earnings, reserves related tofinancial assets available for sale and reserves for cash-flow hedge accounting are excluded from the opening balance of equity.

(2) Operating profit (IFRS) excludes unrealized fair value changes according to IFRS, before and after taxes. Fair value changes relate to financial assets except held-for-trading securities and financial liabilities and related derivatives (see Note 2).

(3) New customer financing includes new loans accepted and syndicated customer transactions. It refers to all loans accepted, regardless of maturities.

 (4) Amounts of loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted by traditional documentation. SEK considers that these amounts are useful measurements of SEK’s credit/lending volumes. Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 6).

(5) New borrowing with maturities exceeding one year.

(6) Capital base expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, calculated in accordance with §5 of the law (Law 2006:1372) that details the implementation of a previous law (Law 2006:1371) regarding capital adequacy and large exposures.

(7)  Capital base expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, excluding adjustments during the 2007-2011 transitional period regarding required minimum capital. Please see Note 12 “Capital Adequacy and Exposures”, in this Interim Report for a complete description of the calculation of required minimum capital during the transitional period